TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board for the three and nine months ended September 30, 2024 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of November 6, 2024. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 27.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

Overview

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions which are capable of supporting a mine for decades. The Company's principal assets are the 100% owned Gibraltar mine ("Gibraltar"), which is located in central British Columbia and is one of the largest copper mines in North America and the Florence Copper project in Arizona, which is under construction. Taseko also owns the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects in British Columbia.

Highlights

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2024	2023	Change	2024	2023	Change
Tons mined (millions)	23.2	16.5	6.7	64.4	64.0	0.4
Tons milled (millions)	7.6	8.0	(0.4)	21.0	22.4	(1.4)
Production (million pounds Cu)	27.1	35.4	(8.3)	77.0	88.5	(11.5)
Sales (million pounds Cu)	26.3	32.1	(5.8)	80.6	84.8	(4.2)

Financial Data	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands, except for per share amounts)	2024	2023	Change	2024	2023	Change
Revenues	155,617	143,835	11,782	440,294	371,278	69,016
Cash flows provided by operations	65,038	26,989	38,049	159,323	88,257	71,066
Net (loss) income (GAAP)	(180)	871	(1,051)	7,763	44,650	(36,887)
Per share - basic ("EPS")	-	-	-	0.03	0.15	(0.12)
Earnings from mining operations before depletion, amortization and non-recurring items*	54,516	65,445	(10,929)	184,241	134,248	49,993
Adjusted EBITDA*	47,689	62,695	(15,006)	168,389	120,972	47,417
Adjusted net income*	8,228	19,659	(11,431)	46,459	20,372	26,087
Per share - basic ("adjusted EPS")*	0.03	0.07	(0.04)	0.16	0.07	0.09

Effective as of March 25, 2024 the Company increased its ownership in Gibraltar from 87.5% to 100%.  As a result, the financial results reported in this MD&A include 100% of Gibraltar income and expenses for the period March 25, 2024 to September 30, 2024 (87.5% for the period March 16, 2023 to March 24, 2024, and 75% prior to March 15, 2023).  For more information on the Company's acquisition of Cariboo, please refer to the Financial Statements - Note 3.

The Company finalized the accounting for the acquisition of its initial 50% interest in Cariboo from Sojitz and the related 12.5% interest in Gibraltar in the fourth quarter of 2023.  In accordance with the accounting standards for business combinations, the comparable financial statements as of September 30, 2023 and for the three and nine months then ended have been revised to reflect the changes in finalizing the consideration paid and the allocation of the purchase price to the assets and liabilities acquired.

TASEKO MINES LIMITED Management's Discussion and Analysis

Third Quarter Review

  Earnings from mining operations before depletion, amortization and non-recurring items* was $54.5 million and Adjusted EBITDA* was $47.7 million;

  Third quarter cash flow from operations was $65.0 million, and included $26.3 million for proceeds received on the insurance claim recorded in the prior quarter;

  Net loss was $0.2 million ($Nil per share) for the quarter and Adjusted net income* was $8.2 million ($0.03 per share);

  Gibraltar produced 27.1 million pounds of copper in the quarter. Average copper head grades were 0.23% and copper recoveries were 79% for the quarter;

  Although 7.6 million tons of ore was milled in the quarter, mill throughput was impacted by nearly three weeks of downtime in Concentrator #1 at the beginning of the quarter for the completion of the crusher relocation project, concurrent mill maintenance, and the ramp back up to full capacity;

  Gibraltar sold 26.3 million pounds of copper in the quarter at an average realized copper price of US$4.23 per pound;

  Total operating costs (C1)* for the quarter were US$2.92 per pound produced. Lower off-property costs are mainly due to favorably lower treatment and refining ("TCRC") rates realized during the quarter as new offtake agreements begin to take effect;

  Construction of the Florence Copper commercial production facility continues to advance on schedule. A total of 34 production wells out of a total of 90 new wells had been completed as of September 30. Earthworks and site preparation for the plant area and commercial wellfield is estimated to be 75% complete and installation of structural steel, tanks, and process equipment is underway;

  An application has been made to the U.S. Department of Energy's Qualifying Advanced Energy Project Credit (48C) Program for a tax credit of up to US$110 million, based on Florence Copper's eligibility as a critical materials project. The Company expects to hear if it has been awarded the tax credit in mid-January 2025;

  On November 6, the Company entered into an amendment for its revolving credit facility,  extending the maturity date to November 2027 from July 2026, and increasing the facility amount to US$110 million from US$80 million. No amounts are drawn against the revolving credit facility;

  The Company issued 7.8 million shares under its At-the-Market ("ATM") equity offering in the quarter and received net proceeds of $23.1 million.  Subsequently, the Company issued an additional 4.3 million shares under the ATM and received net proceeds of $14.2 million; and

  The Company had a cash balance of $209 million as at September 30, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Review of Operations

Gibraltar mine

Operating data (100% basis)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Tons mined (millions)	23.2	18.4	22.8	24.1	16.5
Tons milled (millions)	7.6	5.7	7.7	7.6	8.0
Strip ratio	1.2	1.6	1.7	1.5	0.4
Site operating cost per ton milled (Cdn$)*	$14.23	$13.93	$11.73	$9.72	$12.39
Copper concentrate
Head grade (%)	0.23	0.23	0.24	0.27	0.26
Copper recovery (%)	78.9	77.7	79.0	82.2	85.0
Production (million pounds Cu)	27.1	20.2	29.7	34.2	35.4
Sales (million pounds Cu)	26.3	22.6	31.7	35.9	32.1
Inventory (million pounds Cu)	2.9	2.3	4.9	6.9	8.8
Molybdenum concentrate
Production (thousand pounds Mo)	421	185	247	369	369
Sales (thousand pounds Mo)	348	221	258	364	370
Per unit data (US$ per pound produced)*
Site operating costs*	$2.91	$2.88	$2.21	$1.59	$2.10
By-product credits*	(0.25)	(0.26)	(0.17)	(0.13)	(0.23)
Site operating costs, net of by-product credits*	$2.66	$2.62	$2.04	$1.46	$1.87
Off-property costs	0.26	0.37	0.42	0.45	0.33
Total operating costs (C1)*	$2.92	$2.99	$2.46	$1.91	$2.20

TASEKO MINES LIMITED Management's Discussion and Analysis

Operations Analysis

Third Quarter Review

Gibraltar produced 27 million pounds of copper in the quarter. Copper production and mill throughput were impacted by nearly three weeks of downtime in Concentrator #1 at the beginning of the quarter to complete the crusher relocation project, concurrent mill maintenance, and the ramp back up to full capacity.

Copper head grades were 0.23% and more Connector pit ore was fed to the mill. Copper recoveries in the third quarter were 79%, in line with recent quarters, but lower than normal, as the upper benches of the Connector pit contain transition ore with higher oxide content. As mining progresses deeper in the Connector pit, recoveries are expected to improve as oxide content reduces.

A total of 23.2 million tons were mined in the third quarter, and the majority of ore and waste mining occurred in the Connector pit during the period. A total of 1.7 million tons of oxide ore from the upper benches of the Connector pit were also added to the heap leach pads in the period for future copper cathode production from Gibraltar's currently idled SX/EW plant.

Total site costs* at Gibraltar of $111.3 million (which includes capitalized stripping of $3.6 million) was higher compared to the previous quarter due to the Gibraltar mine being on care and maintenance during the labour strike in June. Total site costs* were generally in line with the fourth quarter of 2023 and first quarter of 2024. Higher repairs and maintenance costs were incurred in the quarter due to a large maintenance project on one of the shovels.

During the three months ended September 30, 2024, the Company incurred costs of $4.1 million in relation to the final phase of the in-pit crusher relocation project for Concentrator #1 including demolition of the old station's concrete foundation. Under IFRS, these costs are expensed in the quarter through the statement of income (loss).

Molybdenum production was 421 thousand pounds in the third quarter. The 128% increase in quarter-over-quarter production is primarily due to higher molybdenum grade in the Connector pit ore. At an average molybdenum price of US$21.77 per pound, molybdenum generated a by-product credit per pound of copper produced of US$0.25 in the third quarter.

Off-property costs per pound produced* were US$0.26 for the third quarter, which is lower than recent quarters and reflects lower average TCRC rates realized on third quarter shipments, some of which were tendered earlier in the year at negative rates.

TASEKO MINES LIMITED Management's Discussion and Analysis

Total operating costs per pound produced (C1)* was US$2.92 for the quarter, compared to US$2.20 in the prior year quarter as shown in the bridge graph below with the difference substantially attributed to the lower copper production in the quarter:

Gibraltar Outlook

The major project and related mill maintenance work was completed in the third quarter, and lower than planned mill availability and throughput impacted copper production in the period. As a result, management does not expect to recover the copper production that was lost during the 18-day strike in June and copper production for the year is now expected to be in the range of 105 to 110 million pounds, compared to the original guidance of 115 million pounds. Increased mill availability and higher throughput is expected to be the primary driver of improved copper production in the fourth quarter.

Mining activities have mostly transitioned to the Connector pit, which will be the main source of mill feed in the fourth quarter and going forward. Mining of the current phase of the Gibraltar pit is expected to be finished in the first quarter of 2025. Additional oxide ore from the Connector pit will also be added to the heap leach pads this year. Refurbishment of Gibraltar's SX/EW plant, which has been idle since 2015, has begun and the plant is expected to be restarted in mid-2025.

For 2025, copper head grade and tonnes milled are expected to improve and total copper production is expected to be in the range of 120 to 130 million pounds. Lower grade ore stockpiles will be utilized to supplement mined ore in the first half of 2025, which will result in copper production being weighted to the second half of the year.  Molybdenum production is forecast to increase next year as molybdenum head grades are expected to be notably higher in the Connector pit compared to the Gibraltar pit.

The Company has tendered Gibraltar concentrate to various customers for the remainder of 2024 and for significant tonnages in 2025 and 2026. In 2023, TCRCs accounted for approximately US$0.17 per pound of off-property costs. With these recently awarded offtake contracts, the Company expects TCRCs to reduce to nil on average in 2025 on the sale of its copper concentrate.

The Company has a prudent hedging program in place to protect a minimum copper price during the Florence construction period. Currently, the Company has copper collar contracts that secure a minimum copper price of US$3.75 per pound for 21 million pounds of copper covering the fourth quarter of 2024, and copper collar contracts that secure a minimum copper price of US$4.00 per pound for 108 million pounds of copper for 2025.  The copper collar contracts also have ceiling prices between US$5.00 and US$5.40 per pound (refer to the section "Hedging Strategy" for details).

TASEKO MINES LIMITED Management's Discussion and Analysis

Florence Copper

The Company has all the key permits in place for the commercial production facility at Florence Copper and construction has commenced.  First copper production is expected in the fourth quarter of 2025.

The Company has a technical report entitled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 (the "2023 Technical Report") on SEDAR+. The 2023 Technical Report was prepared in accordance with NI 43-101 and incorporated the results of testwork from the Production Test Facility ("PTF") as well as updated capital and operating costs (Q3 2022 basis) for the commercial production facility.

Project highlights based on the 2023 Technical Report:

  Net present value of US$930 million (at $US 3.75 copper price, 8% after-tax discount rate)
  Internal rate of return of 47% (after-tax)
  Payback period of 2.6 years
  Operating costs (C1) of US$1.11 per pound of copper
  Annual production capacity of 85 million pounds of LME grade A cathode copper
  22 year mine life
  Total life of mine production of 1.5 billion pounds of copper
  Remaining initial capital cost of US$232 million (Q3 2022 basis)

Construction of the Florence Copper commercial production facility continues to advance on schedule. A total of 34 production wells out of a total of 90 new wells had been completed as of September 30, 2024. Earthworks and site preparation for the plant area and commercial wellfield is estimated to be 75% complete and installation of structural steel, tanks, and process equipment is underway. Construction of process and surface water run off ponds and the hiring of additional personnel for the construction and operations teams continues.

The Company has a fixed-price contract with the general contractor for construction of the SX/EW plant and associated surface infrastructure.

Florence Copper Quarterly Capital Spend

	Three months ended	Nine months ended
(US$ in thousands)	September 30, 2024	September 30, 2024
Site and PTF operations	4,946	13,505
Commercial facility construction costs	42,405	97,253
Other capital costs	6,251	29,013
Total Florence project expenditures	53,602	139,771

Based on the 2023 Technical report, the estimated remaining construction costs for the commercial facility were US$232 million (basis Q3 2022), and management expects that total costs will be within 10% to 15% of that estimate. The project remains on track for first copper production in late 2025.

TASEKO MINES LIMITED Management's Discussion and Analysis

Construction costs in the third quarter were US$42.4 million, and US$97.3 million has been incurred for the nine months ended September 30, 2024. Other capital costs of US$29.0 million include final payments for delivery of long-lead equipment that was ordered in 2022, and the construction of an evaporation pond to provide additional water management flexibility. Construction of this evaporation pond was completed in the third quarter.

The Company has closed several Florence project level financings to fund initial commercial facility construction costs. In July the Company received the third deposit of US$10 million from the US$50 million copper stream transaction with Mitsui & Co. (U.S.A.) Inc. ("Mitsui"). The fourth deposit was received in October and the remaining US$10 million is scheduled to be received in January 2025.

In addition, the Company has applied to the U.S. Department of Energy's ("DOE") Qualifying Advanced Energy Project Credit (48C) Program. Florence Copper, which is set to become North America's lowest GHG-intensity primary copper producer, qualifies as a critical materials project. After submitting a concept paper in June, Florence Copper received encouragement to proceed with the full application. The full application has now been filed seeking a tax credit of up to US$110 million, and the Company expects to hear whether the project receives the credit, or not, in mid-January 2025. The Department of the Treasury ("Treasury") and the Internal Revenue Service ("IRS"), in partnership with DOE, have announced up to US$6 billion in a second round of tax credit allocations for projects that expand clean energy manufacturing and recycling and critical materials refining, processing and recycling, and for projects that reduce greenhouse gas emissions at industrial facilities. DOE's Office of Manufacturing & Energy Supply Chains manages the 48C program on behalf of IRS and Treasury.

Remaining project construction costs are expected to be funded with the Company's available liquidity, remaining instalment from Mitsui, and cashflow from its 100% ownership interest in Gibraltar. The Company also has in place an undrawn corporate revolving credit facility for US$110 million.

Long-term Growth Strategy

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia, Canada.

Yellowhead Copper Project

Based on a NI 43-101 technical report published in 2020, the Yellowhead Copper Project ("Yellowhead") has an 817 million tonne mineral reserve and a 25-year mine life. During the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver production over the life of mine.

The 2020 technical report was prepared using long-term copper price of US$3.10 per pound, a gold price of US$1,350 per ounce, and silver price of US$18 per ounce. A new technical report will be published in 2025 using updated long-term metal price assumptions, updated project costing, and incorporating the new Canadian tax credits available for copper mine development.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company is preparing to enter the environmental assessment process in early 2025, and has recently opened a project office to support ongoing engagement with local communities including First Nations. A site investigation field program was completed in the third quarter, and the additional baseline data and modeling will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko Mines Limited entered into a confidential dialogue, with the involvement of the Province of British Columbia, seeking a long-term resolution of the conflict regarding Taseko's proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

This dialogue has been supported by the parties' agreement, beginning December 2019, to a series of standstill agreements on certain outstanding litigation and regulatory matters relating to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The dialogue process has made meaningful progress in recent months but is not complete. The Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions, and the opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

In March 2024, Tŝilhqot'in and Taseko formally reinstated the standstill agreement for a final term, with the goal of finalizing a resolution before the end of this year.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for niobium-based batteries.

Market Review

Copper	Molybdenum	Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

TASEKO MINES LIMITED Management's Discussion and Analysis

Copper prices are currently around US$4.35 per pound, compared to US$4.43 per pound at September 30, 2024. Copper prices have moved sideways in recent weeks due to uncertainty arising from the US election, softness in Chinese demand in the near term coupled with the question over when announced stimulus measures in China will have an impact. Tight supply conditions are expected into 2025 due to few available sources of new primary copper supply capacity and growing demand trends primarily for electrification and the energy transition. Smelter treatment and refining charges remain historically low, with some contracts being concluded at negative (premium) or near zero rates. Such conditions indicate a shortfall of concentrate supply and potential shortages of copper metal could continue which could lead to higher copper prices to finish the year and into 2025.

Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050, are inherently copper intensive and supports higher copper prices in the longer term. These factors continue to provide unprecedented catalysts for higher copper prices in the future as new mine supply lags growth in copper demand.

Approximately 6% of the Company's revenue is made up of molybdenum sales and Connector pit ore will provide higher moly grades in the coming years. During the third quarter of 2024, the average molybdenum price was US$22.13 per pound. Molybdenum prices are currently around US$22.08 per pound. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of Gibraltar's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's financial results.

Financial Performance

Earnings

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2024	2023	Change	2024	2023	Change
Net (loss) income	(180)	871	(1,051)	7,763	44,650	(36,887)
Net unrealized foreign exchange (gain) loss	(7,259)	14,582	(21,841)	11,837	2,666	9,171
Unrealized loss on derivative instruments	1,821	4,518	(2,697)	15,373	238	15,135
Other operating costs*	4,098	-	4,098	14,533	-	14,533
Call premium on settlement of debt	-	-	-	9,571	-	9,571
Loss on settlement of long-term debt, net of capitalized interest	-	-	-	2,904	-	2,904
Gain on Cariboo acquisition	-	-	-	(47,426)	(46,212)	(1,214)
Gain on acquisition of control of Gibraltar**	-	-	-	(14,982)	-	(14,982)
Realized gain on sale of inventory***	-	-	-	17,122	-	17,122
Inventory write-ups to net realized value that was sold or processed ****	3,266	-	3,266	7,322	-	7,322
Accretion on Florence royalty obligation	3,703	-	3,703	9,251	-	9,251
Accretion and fair value adjustment on consideration payable to Cariboo	9,423	1,244	8,179	19,377	2,695	16,682
Non-recurring other expenses for Cariboo acquisition	-	-	-	532	263	269
Estimated tax effect of adjustments	(6,644)	(1,556)	(5,088)	(6,718)	16,072	(22,790)
Adjusted net income	8,228	19,659	(11,431)	46,459	20,372	26,087

* Other operating costs relate to the in-pit crusher relocation project, and site care and maintenance costs during the labor strike in June.

** The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the write-up of finished copper concentrate inventory for Taseko's 87.5% share to its fair value at March 25, 2024.

*** Cost of sales for the nine months ended September 30, 2024 included $17.1 million in write-ups to net realizable value for concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) that were subsequently sold. The realized portion of the gains recorded in the first quarter for GAAP purposes have been included in Adjusted net income in the period they were sold.

**** Write-ups to net realizable value for inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) totaled $9.2 million. The inventory write-ups in the first quarter for GAAP purposes have been included in Adjusted net income in the period they were sold or processed. Cost of sales for the nine months ended September 30, 2024 included $7.3 million in inventory write-ups that were subsequently sold or processed in the second and third quarters.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company's adjusted net income for the three months ended September 30, 2024 was $8.2 million ($0.03 per share) compared to $19.7 million ($0.07 per share) for the comparative period. The decrease in adjusted net income during the quarter was driven by increased site operating costs as a result of more tons being mined this quarter compared to third quarter of 2023 and a major maintenance job on one of Gibraltar's shovels being completed this quarter. Revenues were consistent compared to the prior year quarter, with the effects of decreased overall sales volume offset by an increased average copper price and higher percentage ownership in Gibraltar.

Net loss for the quarter was $0.2 million (nil loss per share) compared to net income of $0.9 million (nil per share) for the comparative period. The net loss reflects $13.1 million in accretion on Florence financing arrangements and $4.1 million in relocation and demolition costs expensed for completion of the crusher move. The current quarter also included $7.3 million in unrealized foreign exchange gains whereas the prior year quarter had $19.1 million in unrealized foreign exchange and derivative losses.

The Company's adjusted net income for the nine months ended September 30, 2024 was $46.5 million ($0.16 per share) compared to $20.4 million ($0.07 per share) for the comparative period. Adjusted net income for the current period benefitted from the $26.3 million business interruption insurance recovery related to a component replacement in Concentrator #2 in January that was recognized in the second quarter of 2024 as well as increased sales volume and operating margin from Gibraltar, primarily attributable to the incremental ownership interest in Gibraltar.

Net income for the nine months ended September 30 was $7.8 million ($0.03 per share) compared to $44.7 million ($0.15 per share) for the comparative period. The decrease in net income reflects adjustments for a number of financing transactions concluded in 2024 including $15.4 million in unrealized losses on derivative instruments including fair value adjustments on the Florence copper stream, $9.3 million in accretion on the Florence royalty arrangement closed in February 2024, $19.4 million in accretion on Cariboo earn-out liabilities due to rising copper price expectations, and $12.5 million in costs that were expensed related to the refinancing of the Company's senior secured notes. There was also $14.5 million in relocation and demolition costs expensed related to the primary crusher move for Concentrator #1.

No adjustments are made to adjusted net income for provisional price adjustments in the three and nine months ended September 30, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Revenues

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2024[1]	2023[1]	Change	2024[1]	2023[1]	Change
Copper contained in concentrate	143,808	137,011	6,797	420,694	359,066	61,628
Copper price adjustments on settlement	2,130	1,652	478	2,375	(105)	2,480
Molybdenum concentrate	10,109	10,333	(224)	22,362	23,794	(1,432)
Molybdenum price adjustments on settlement	(412)	209	(621)	1,514	789	725
Silver	1,534	1,395	139	4,654	4,441	213
Total gross revenue	157,169	150,600	6,569	451,599	387,985	63,614
Less: Treatment and refining costs	(1,552)	(6,765)	5,213	(11,305)	(16,707)	5,402
Revenue	155,617	143,835	11,782	440,294	371,278	69,016

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[2]	25,322	26,993	(1,671)	74,477	68,101	6,376
Average realized copper price (US$ per pound)	4.23	3.83	0.40	4.18	3.86	0.32
Average LME copper price (US$ per pound)	4.18	3.79	0.39	4.14	3.89	0.25
Average exchange rate (Cdn$/US$)	1.36	1.34	0.02	1.36	1.35	0.01

1 The financial results reported include the Company's 87.5% proportionate share of Gibraltar income and expenses for the period March 16, 2023 to March 24, 2024 (prior to March 15, 2023 - 75%) and 100% of Gibraltar income and expenses for the period March 25, 2024 to September 30, 2024.

2 This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold, 12.5% of Cariboo's share of copper sales for the period March 16, 2023 to March 24, 2024 and 25% since March 25, 2024.

Copper revenues for the three months ended September 30, 2024 increased by $6.8 million compared to the same prior period, with $15.3 million due to higher copper prices and a weakening Canadian dollar, partially offset by $8.5 million due to a reduction in copper sales volume.

Copper revenues for the nine months ended September 30, 2024 increased by $61.6 million compared to the same prior period, with $31.3 million due to larger attributable sales volumes of 6.4 million pounds, $26.9 million due to higher copper prices and $3.4 million due to the favorable impact of a stronger US dollar in the first nine months of 2024 compared to 2023. The increase in sales volumes reflects the impact from the Cariboo acquisition in March, partially offset by the impact from the 18-day union strike in Gibraltar in June and mill availability due to mill maintenance downtime in 2024.

Molybdenum revenues for the three months ended September 30, 2024 decreased by $0.2 million compared to the same prior period primarily due to lower average molybdenum prices of US$21.77 per pound, compared to US$23.76 per pound for the prior period. The decrease was partially offset by the impact from the additional ownership interest in Gibraltar.

Molybdenum revenues for the nine months ended September 30, 2024 decreased by $1.4 million compared to the same prior period due primarily to lower average molybdenum prices of US$21.17 per pound, compared to US$26.05 per pound for the prior period and partially offset by the impact from the additional ownership interest in Gibraltar.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales and other operating costs

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2024[1]	2023[1]	Change	2024[1]	2023[1]	Change
Site operating costs	107,712	87,148	20,564	267,194	244,960	22,234
Transportation costs	8,682	7,681	1,001	25,243	19,751	5,492
Changes in inventories:
Changes in finished goods	(2,938)	(4,267)	1,329	27,916	(7,224)	35,140
Changes in sulphide ore stockpiles	(5,424)	(12,172)	6,748	(4,246)	(8,029)	3,783
Changes in oxide ore stockpiles	(3,665)	-	(3,665)	(9,320)	(12,428)	3,108
Production costs	104,367	78,390	25,977	306,787	237,030	69,757
Depletion and amortization	20,466	15,993	4,473	49,211	43,614	5,597
Cost of sales	124,833	94,383	30,450	355,998	280,644	75,354
Site operating costs per ton milled*	14.23	12.39	1.84	12.16	13.11	(0.95)

Other operating costs:
Crusher relocation costs	4,098	-	4,098	12,009	-	12,009
Site care and maintenance costs	-	-	-	2,524	-	2,524
	4,098	-	4,098	14,533	-	14,533

Insurance recovery	-	-	-	(26,290)	-	(26,290)

1 The financial results reported include the Company's 87.5% proportionate share of Gibraltar income and expenses for the period March 16, 2023 to March 24, 2024 (prior to March 15, 2023 - 75%) and 100% of Gibraltar income and expenses for the period March 25, 2024 to September 30, 2024.

Site operating costs for the three months ended September 30, 2024 increased by $20.6 million over the same prior period  primarily due to the Company's increased ownership in Gibraltar by an additional 12.5% in the current period. Higher overall mining rates this quarter compared to the same prior period was also a factor. In addition, there were some major shovel maintenance in the current quarter as well as the impact of the higher labour costs due to the new union agreement, partially offset by lower input prices on consumables such as diesel.

Site operating costs for the nine months ended September 30, 2024 increased by $22.2 million over the same prior period and reflect the change in the proportionate share of Gibraltar expenses during the current period, partially offset by the impact of the 18-day labour strike in June 2024 which reduced site operating costs in the second quarter of 2024.

Transportation costs for the three months ended September 30, 2024 increased by $1.0 million over the same prior period, primarily due to the impact of proportionately consolidating the additional interest of Gibraltar.

Transportation costs for the nine months ended September 30, 2024 increased by $5.5 million over the same prior period, primarily due to the impact of proportionately consolidating the additional interest of Gibraltar, and higher costs for rail, ocean freight and port handling costs, partially offset by lower trucking related costs.

TASEKO MINES LIMITED Management's Discussion and Analysis

Depletion and amortization for the three and nine months ended September 30, 2024 increased by $4.5 million and $5.6 million, respectively, over the same prior period primarily due to the impact of proportionately consolidating the additional interest of Gibraltar, partially offset by lower mill throughput from the impact of the June union strike as certain assets are depreciated on a units of production basis.

Other expenses (income)

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2024	2023	Change	2024	2023	Change
General and administrative	3,542	2,506	1,036	10,188	9,396	792
Share-based compensation expense	1,435	675	760	9,387	4,404	4,983
Realized loss on derivative instruments	983	470	513	4,340	4,407	(67)
Unrealized (gain) loss on derivative instruments	(973)	4,518	(5,491)	8,764	238	8,526
Unrealized loss on Florence copper stream derivative	2,793	-	2,793	6,608	-	6,608
Project evaluation expenditures	2,673	259	2,414	3,432	796	2,636
Gain on Cariboo acquisition	-	-	-	(47,426)	(46,212)	(1,214)
Gain on acquisition of control of Gibraltar	-	-	-	(14,982)	-	(14,982)
Other (income) expense, net	(23)	(528)	505	238	(732)	970
	10,430	7,900	2,530	(19,451)	(27,703)	8,252

General and administrative expenses for the three and nine months ended September 30, 2024, increased by $1.0 million and $0.8 million, respectively, primarily due to increased activity levels at Florence in the current year.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred and restricted share units. Share-based compensation expense increased for the three and nine months ended September 30, 2024, compared to the same periods in 2023, primarily due to increases in the Company's share price during the period and its impact on the valuation of the deferred share units. More information is set out in Note 16b of the Financial Statements.

For the three and nine months ended September 30, 2024, the Company realized a net loss on derivative instruments of $1.0 million and $4.3 million, respectively, primarily due to the expensing of premiums paid for copper collars for the period that settled out-of-the-money.

For the three and nine months ended September 30, 2024, the net unrealized gain on derivative instruments of $1.0 million and net unrealized loss on derivative instruments of $8.8 million, respectively, relates primarily to the change in the fair value of outstanding copper price collars covering the last quarter of  2024 and the full year of 2025. These hedge positions were in-the-money in the quarter due to lower prevailing copper prices.

For the three and nine months ended September 30, 2024, the unrealized loss on the Florence copper stream derivative was $2.8 million and $6.6 million, respectively. The increase of unrealized loss was primarily due to the impact of higher estimated copper prices over the forecast period.

TASEKO MINES LIMITED Management's Discussion and Analysis

On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa. The Company recognized a bargain purchase gain of $47.4 million on the acquisition for the difference between the fair value of the net assets acquired and the estimated fair value of total consideration payable. On March 15, 2023, the Company acquired 50% of Cariboo from Sojitz which gave the Company an additional 12.5 % effective interest in Gibraltar. The Company recognized a bargain purchase gain of $46.2 million on the acquisition for the difference between the fair value of the net assets acquired and the estimated fair value of total consideration payable. More information on these gains is set out in Note 3 of the Financial Statements.

The gain of $15.0 million on the acquisition of control of Gibraltar reflects the difference in the fair value of the assets acquired and liabilities assumed and their book value immediately before the acquisition. The gain was attributed to the write-up of finished copper concentrate inventory to fair value at March 25, 2024 which was subsequently sold in the first half of 2024.

Project evaluation expenditures represent costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko's engineering and technical teams on various project initiatives.

Finance expenses and income

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2024	2023	Change	2024	2023	Change
Interest expense	16,244	12,250	3,994	44,650	35,072	9,578
Amortization of financing fees	579	665	(86)	1,938	2,053	(115)
Finance expense - deferred revenue	1,828	1,836	(8)	5,005	4,801	204
Accretion of PER	695	572	123	2,090	1,648	442
Accretion on Florence royalty obligation	3,703	-	3,703	9,251	-	9,251
Accretion and fair value adjustment on consideration payable to Cariboo	9,423	1,244	8,179	19,377	2,695	16,682
Finance income	(1,504)	(322)	(1,182)	(3,501)	(2,000)	(1,501)
Loss on settlement of long-term debt	-	-	-	4,646	-	4,646
Less: interest capitalized	(6,787)	(2,282)	(4,505)	(15,506)	(6,207)	(9,299)
Finance expenses, net	24,181	13,963	10,218	67,950	38,062	29,888

Interest expense for the three and nine months ended September 30, 2024, increased from the prior periods primarily due to the impact of higher interest rates and higher principal on the new senior secured notes and new Florence equipment loans, which was partially offset by the capitalization of a portion of borrowing costs attributed to funding of Florence development costs.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko").

TASEKO MINES LIMITED Management's Discussion and Analysis

Accretion and fair value adjustments on the consideration payable to Cariboo were $9.4 million and $19.4 million for the three and nine months ended September 30, 2024, respectively, and were primarily due to the impact of higher estimated future copper prices over the repayment period. Accretion and fair value adjustments on the Florence royalty obligation were $3.7 million and $9.3 million for the three and nine months ended September 30, 2024, respectively, accounting for increased forecast copper prices on the royalty to Taurus since closing in February 2024 as well as the passing of time with Florence advancing closer towards initial production.

Finance income for the three and nine months ended September 30, 2024, increased from the prior year due to higher interest rates on the Company's cash balances.

Income tax

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2024	2023	Change	2024	2023	Change
Current income tax expense	915	1,244	(329)	2,353	2,003	350
Deferred income tax (recovery) expense	(1,115)	10,797	(11,912)	17,482	30,935	(13,453)
Income tax (recovery) expense	(200)	12,041	(12,241)	19,835	32,938	(13,103)
Effective tax rate	52.6%	93.3%	(40.7%)	71.9%	42.5%	29.4%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

The overall income tax (recovery) expense for the three and nine months ended September 30, 2024 was due to deferred income tax (recovery) expense recognized on income for accounting purposes. The effective tax rate for the first nine months of 2024 is higher than the combined B.C. mineral and income statutory tax rate due to certain items such as finance charges, derivative gains and general and administrative costs that are not deductible for B.C. mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three and nine months ended September 30, 2024, relative to net income for those periods.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the three and nine months ended September 30, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review

Balance sheet review

	At September 30,	At December 31,
(Cdn$ in thousands)	2024	2023	Change
Cash and equivalents	208,751	96,477	112,274
Other current assets	160,137	152,978	7,159
Property, plant and equipment	1,631,723	1,286,001	345,722
Other assets	46,821	30,912	15,909
Total assets	2,047,432	1,566,368	481,064
Current liabilities[1]	186,823	113,531	73,292
Debt:
Senior secured notes	663,791	524,491	139,300
Equipment related financings	79,521	88,209	(8,688)
Credit facility	(954)	25,191	(26,145)
Deferred revenue	63,877	59,720	4,157
Other liabilities	572,885	321,078	251,807
Total liabilities	1,565,943	1,132,220	433,723
Equity	481,489	434,148	47,341
Net debt (debt minus cash and equivalents)	533,607	541,414	(7,807)
Total common shares outstanding (millions)	300.2	290.0	10.2

1 Excludes current portion of long-term debt

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of its large scale, open pit mining operation at Gibraltar and construction the commercial facility at Florence. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities. Concentrate inventories, accounts receivable and cash balances can fluctuate due to sales and cash settlement schedules.

Property, plant and equipment increased by $345.7 million in the nine months ended September 30, 2024, which includes the impact from acquiring an additional 12.5% effective interest in Gibraltar from Dowa and Furukawa, $212.9 million for Florence Copper development costs, and capital expenditures at Gibraltar (deferred stripping, sustaining capital and capital projects).

Net debt has decreased by $7.8 million in the nine months ended September 30, 2024, primarily due to increase of cash position which included net proceeds from the new senior secured notes, Mitsui and Taurus financings, and release of restricted cash offset by investment in the development of Florence Copper and the increase in debt due to the effect of a weakening Canadian dollar against US dollar net borrowings.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar and customer advance payments on copper concentrate.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other liabilities increased by $251.8 million primarily due to the $68.3 million for deferred consideration payable to Dowa and Furukawa for the acquisition of 50% of Cariboo and the $23.0 million additional share of Gibraltar's provision for environmental rehabilitation that the Company assumed with the purchase of Cariboo, $75.7 million of Florence royalty obligation related to the Taurus royalty financing closed in February, $46.0 million for the net Florence copper stream derivative liability to Mitsui, and an increase in deferred tax liabilities arising primarily from the recent acquisition of 50% of Cariboo.

As at November 6, 2024, there were 304,453,862 common shares and 9,191,033 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 16b of the Financial Statements.

Liquidity, cash flow and capital resources

At September 30, 2024, the Company had cash and equivalents of $208.8 million (December 31, 2023 - $96.5 million).

Cash flow provided by operations during the three months ended September 30, 2024 was $65.0 million compared to $27.0 million for the prior period. The increase in cash flow provided by operations included sale of copper concentrate inventory, higher copper prices and insurance proceeds payout, partially offset by the impact from the June union strike.

Cash flow provided by operations during the nine months ended September 30, 2024 was $159.3 million compared to $88.3 million for the prior period. The increase in cash flow provided by operations was due primarily to higher copper sales volumes, copper prices and the drawdown and sale of finished inventory in addition to the insurance proceeds noted previously.

Cash used for investing activities during the three months ended September 30, 2024 was $77.3 million compared to $31.0 million for the same prior period. Investing cash flows in the third quarter includes $16.5 million for capital expenditures at Gibraltar (which includes $3.6 million for capitalized stripping costs and $12.3 million for sustaining capital and $0.6 million for capital projects), and $59.8 million of cash expenditures for Florence Copper.

Cash used for investing activities during the nine months ended September 30, 2024 was $204.8 million compared to $108.6 million for the same prior period. Investing cash flows in the first nine months of 2024 includes $54.0 million for capital expenditures at Gibraltar (which includes $28.3 million for capitalized stripping costs, $22.1 million for sustaining capital, and $3.6 million for capital projects), $146.6 million of cash expenditures for Florence Copper and $6.8 million for the purchase of copper collars, offset by release of restricted cash relating to exchange of reclamation security of $12.5 million. Included in investing activities in the period is the Company's 50% acquisition of Cariboo, which included an initial fixed payment of $5.0 million to Dowa and Furukawa and the pickup of the Company's 50% share of Cariboo's cash balance of $9.8 million offset by a $10 million second instalment to Sojitz in February and $4.5 million of 2023 performance payment to Sojitz in April.

Cash provided by financing activities for the three months ended September 30, 2024 was $23.4 million comprised of $23.1 million net proceeds from share issuance and $11.3 million net proceeds from Florence financing. Partially offset by interest paid of $3.7 million, and Gibraltar equipment principal repayments of $7.4 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cash provided by financing activities for the nine months ended September 30, 2024 was $158.9 million comprised of proceeds from issuance of the US$500 million senior secured notes of $670.4 million, Florence financings totaling $101.8 million, $23.1 million net proceeds from share issuance, and $2.2 million of share-based compensation, partially offset by interest paid of $34.7 million, repayment of the US$400 million senior secured notes and call premium of $556.5 million, revolving credit facility repayment of $26.5 million, and Gibraltar equipment principal repayments of $20.9 million.

The Company has approximately $317.0 million of available liquidity at September 30, 2024, including a cash balance of $208.8 million and its undrawn US$80 million revolving credit facility. On November 6, 2024, the Company entered into an amendment for its revolving credit facility,  extending the maturity date to November 2027 from July 2026, and increasing the facility amount to US$110 million from US$80 million.

Based on current copper prices and forecast copper production and with copper collar hedges in place, stable operating margins and cash flows are expected from Gibraltar for the remainder of 2024. Other than refurbishment of the SX/EW plant over the next 12 months, Gibraltar has no other significant capital projects planned for 2024.

With construction underway at Florence Copper, the Company has entered into significant capital commitments for the completion of the construction of the commercial facility. The Company intends to finance the remaining Florence Copper project costs over the next fifteen months from available liquidity, remaining instalments from Mitsui, cashflow from Gibraltar and/or its undrawn corporate credit facility.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures, or additional credit facilities, including additional notes offerings or increasing the size of its credit lines with commercial banks. The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital commitments and development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so.

Hedging strategy

The Company generally fixes substantially all of the copper prices of its copper concentrate shipments at the time of shipment. Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money. The amount and duration of the copper hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

TASEKO MINES LIMITED Management's Discussion and Analysis

Hedge positions are typically extended by adding incremental quarters at established floor prices (i.e. the strike price of the copper put option) to provide the necessary price protection. Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period. During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether the copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective. To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases fuel call options to provide a price cap for its share of diesel that is used by its mining fleet.

A summary of the Company's outstanding hedges are shown below:

	Notional amount	Strike price	Term to maturity	Original cost

At September 30, 2024

Copper collars	21 million lbs	Floor - US$3.75 per lb Ceiling - US$5.00 per lb	Q4 2024	$1.0 million

Copper collars	54 million lbs	Floor - US$4.00 per lb Ceiling - US$5.00 per lb	H1 2025	$2.6 million

Copper collars	54 million lbs	Floor - US$4.00 per lb Ceiling - US$5.40 per lb	H2 2025	$2.2 million

Fuel call options	18 million ltrs	US$0.65 per ltr	H1 2025	$0.6 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	Remainder of 2024	2025	2026	2027	2028	Thereafter	Total
Debt:
2030 Notes	-	-	-	-	-	676,300	676,300
Interest	29,137	55,795	55,795	55,795	55,795	27,897	280,214
Equipment loans:
Principal	4,691	20,416	22,354	9,416	6,817	-	63,694
Interest	1,227	3,978	2,387	1,060	295	-	8,947
Lease liabilities:
Principal	3,808	6,475	3,668	1,287	434	286	15,958
Interest	339	781	317	92	26	8	1,563
Cariboo acquisition payments - Sojitz[1]	-	10,000	10,000	10,000	10,000	-	40,000
Cariboo acquisition payments - Dowa and Furukawa[2]	-	-	9,000	9,000	10,000	84,000	112,000
PER[3]	-	-	-	-	-	168,686	168,686
Capital expenditures	37,647	31,202	-	-	-	-	68,849
Other expenditures
Transportation related services[4]	1,175	7,708	1,463	-	-	-	10,346

1 On March 15, 2023, the Company completed its acquisition of an additional 12.5% interest in Gibraltar from Sojitz. The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar copper revenue and copper prices over the five year period. Remaining minimum amounts will be paid in $10 million annual instalments over the remaining four years. The Company estimates that there is $40 million payable over the next 4 years relating to the contingent consideration payable to Sojitz for its acquisition of the 12.5% interest in the shares of Cariboo which is not included in the table above.

2 On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa. The acquisition price payable to Dowa and Furukawa is a minimum of $117 million and a maximum of $142 million payable over a 10-year payment period, with the quantum and timing of payment depending on LME copper prices and the cashflow of Gibraltar. An initial $5 million payment was made to Dowa and Furukawa on closing. The remaining cash consideration will be repayable in annual payments commencing in March 2026.

3 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence Copper. As at September 30, 2024, the Company has provided surety bonds of $108.5 million for Gibraltar's reclamation security. For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $48.8 million as reclamation security.

4 Transportation related services commitments include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

The Company has made minimum capital expenditure commitments relating to equipment, contractors and other supplies for the Florence Copper project totaling $62.1 million as at September 30, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Summary of Quarterly Results

	2024			2023				2022
(Cdn$ in thousands, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	155,617	137,730	146,947	153,694	143,835	111,924	115,519	100,618
Net (loss) income	(180)	(10,953)	18,896	38,076	871	9,991	33,788	(2,275)
Basic EPS	-	(0.04)	0.07	0.13	-	0.03	0.12	(0.01)
Adjusted net income (loss) *	8,228	30,503	7,728	24,060	19,659	(4,376)	5,088	7,146
Adjusted basic EPS *	0.03	0.10	0.03	0.08	0.07	(0.02)	0.02	0.02
Adjusted EBITDA *	47,689	70,777	49,923	69,107	62,695	22,218	36,059	35,181

(US$ per pound, except where indicated)
Average realized copper price	4.23	4.49	3.89	3.75	3.83	3.78	4.02	3.66
Total operating costs *	2.92	2.99	2.46	1.91	2.20	2.66	2.94	2.75
Copper sales (million pounds)	26.3	22.6	27.7	31.4	28.1	22.8	20.8	19.1

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition. In addition, first quarter of 2024 and 2023 were impacted by the gain recorded on the purchase price allocation for the Cariboo acquisition.

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.4 of the 2023 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TASEKO MINES LIMITED Management's Discussion and Analysis

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; fair value of assets and liabilities acquired in a business combination, asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals. These items also impacted the fair values of assets and liabilities recorded in the acquisition disclosed in Note 4 of the 2023 annual consolidated financial statements and Note 3 of the Financial Statements.

There were no changes in accounting policies during the nine months ended September 30, 2024.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P).

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TASEKO MINES LIMITED Management's Discussion and Analysis

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-month to 18-months' salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 16b of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2024	2023	2024	2023
Salaries and benefits	1,072	897	4,380	4,043
Post-employment benefits	220	220	660	702
Share-based compensation expense	1,147	442	8,193	3,493
	2,439	1,559	13,233	8,238

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated)	2024 Q3	2024 Q2	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]
Cost of sales	124,833	108,637	122,528	93,914	94,383
Less:
Depletion and amortization	(20,466)	(13,721)	(15,024)	(13,326)	(15,993)
Net change in inventories of finished goods	2,938	(10,462)	(20,392)	(1,678)	4,267
Net change in inventories of ore stockpiles	9,089	1,758	2,719	(3,771)	12,172
Transportation costs	(8,682)	(6,408)	(10,153)	(10,294)	(7,681)
Site operating costs	107,712	79,804	79,678	64,845	87,148
Less by-product credits:
Molybdenum, net of treatment costs	(8,962)	(7,071)	(6,112)	(5,441)	(9,900)
Silver, excluding amortization of deferred revenue	(241)	(144)	(137)	124	290
Site operating costs, net of by-product credits	98,509	72,589	73,429	59,528	77,538
Total copper produced (thousand pounds)	27,101	20,225	26,694	29,883	30,978
Total costs per pound produced	3.63	3.59	2.75	1.99	2.50
Average exchange rate for the period (CAD/USD)	1.36	1.37	1.35	1.36	1.34
Site operating costs, net of by-product credits (US$ per pound)	2.66	2.62	2.04	1.46	1.87

TASEKO MINES LIMITED Management's Discussion and Analysis

Site operating costs, net of by-product credits	98,509	72,589	73,429	59,528	77,538
Add off-property costs:
Treatment and refining costs	816	3,941	4,816	7,885	6,123
Transportation costs	8,682	6,408	10,153	10,294	7,681
Total operating costs	108,008	82,938	88,398	77,707	91,342
Total operating costs (C1) (US$ per pound)	2.92	2.99	2.46	1.91	2.20

1 Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's Gibraltar ownership from 87.5% to 100%.

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at Gibraltar calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 87.5% basis (except for Q1, Q2 and Q3 2024)	2024 Q3	2024 Q2	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]
Site operating costs	107,712	79,804	79,678	64,845	87,148
Add:
Capitalized stripping costs	3,631	10,732	16,152	31,916	2,083
Total site costs - Taseko share	111,343	90,536	95,830	96,761	89,231
Total site costs - 100% basis	111,343	90,536	109,520	110,584	101,978

1 Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's Gibraltar ownership from 87.5% to 100%.

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives;
  Other operating costs;
  Call premium on settlement of debt;
  Loss on settlement of long-term debt, net of capitalized interest;
  Gain on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of inventory;
  Inventory write-ups to net realizable value that was sold or processed;
  Accretion and fair value adjustment on Florence royalty obligation; and
  Finance and other non-recurring costs for Cariboo acquisition.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

Adjusted net income (loss) and Adjusted EPS

(Cdn$ in thousands, except per share amounts)	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Net (loss) income	(180)	(10,953)	18,896	38,076
Unrealized foreign exchange (gain) loss	(7,259)	5,408	13,688	(14,541)
Unrealized loss on derivatives	1,821	10,033	3,519	1,636
Other operating costs	4,098	10,435	-	-
Call premium on settlement of debt	-	9,571	-	-
Loss on settlement of long-term debt, net of capitalized interest	-	2,904	-	-
Gain on Cariboo acquisition	-	-	(47,426)	-
Gain on acquisition of control of Gibraltar**	-	-	(14,982)	-
Realized gain on sale of inventory***	-	3,768	13,354	-
Inventory write-ups to net realizable value that was sold or processed****	3,266	4,056	-	-
Accretion and fair value adjustment on Florence royalty obligation	3,703	2,132	3,416	-
Accretion and fair value adjustment on consideration payable to Cariboo	9,423	8,399	1,555	(916)
Non-recurring other expenses for Cariboo acquisition	-	394	138	-
Estimated tax effect of adjustments	(6,644)	(15,644)	15,570	(195)

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted net income	8,228	30,503	7,728	24,060
Adjusted EPS	0.03	0.10	0.03	0.08

(Cdn$ in thousands, except per share amounts)	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Net income (loss)	871	9,991	33,788	(2,275)
Unrealized foreign exchange loss (gain)	14,582	(10,966)	(950)	(5,279)
Unrealized loss (gain) on derivatives	4,518	(6,470)	2,190	20,137
Gain on Cariboo acquisition	-	-	(46,212)	-
Accretion and fair value adjustment on consideration payable to Cariboo	1,244	1,451	-	-
Non-recurring other expenses for Cariboo acquisition	-	263	-	-
Estimated tax effect of adjustments	(1,556)	1,355	16,272	(5,437)
Adjusted net income (loss)	19,659	(4,376)	5,088	7,146
Adjusted EPS	0.07	(0.02)	0.02	0.02

** The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the write-up of finished copper concentrate inventory for Taseko's 87.5% share to its fair value at March 25, 2024.

*** Cost of sales for the nine months ended September 30, 2024 included $17.1 million in write-ups to net realizable value for concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) that were subsequently sold. The realized portion of the gains recorded in the first quarter for GAAP purposes was $13.4 million and for the second quarter were $3.8 million and have been included in Adjusted net income in the period they were sold.

**** Write-ups to net realizable value for inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) totaled $9.2 million. The inventory write-ups in the first quarter for GAAP purposes have been included in Adjusted net income in the period they were sold or processed. Cost of sales for the nine months ended September 30, 2024 included $7.3 million in inventory write-ups that were subsequently sold or processed in the second and third quarters.

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense;
  Other operating costs;
  Call premium on settlement of debt;

TASEKO MINES LIMITED Management's Discussion and Analysis

  Loss on settlement of long-term debt;
  Gain on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of inventory;
  Inventory write-ups to net realizable value that was sold or processed; and
  Finance and other non-recurring costs for Cariboo acquisition.
(Cdn$ in thousands)	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Net (loss) income	(180)	(10,953)	18,896	38,076
Add:
Depletion and amortization	20,466	13,721	15,024	13,326
Finance expense	25,685	21,271	19,849	12,804
Finance income	(1,504)	(911)	(1,086)	(972)
Income tax (recovery) expense	(200)	(3,247)	23,282	17,205
Unrealized foreign exchange (gain) loss	(7,259)	5,408	13,688	(14,541)
Unrealized loss on derivatives	1,821	10,033	3,519	1,636
Amortization of share-based compensation expense	1,496	2,585	5,667	1,573
Other operating costs	4,098	10,435	-	-
Call premium on settlement of debt	-	9,571	-	-
Loss on settlement of long-term debt	-	4,646	-	-
Gain on Cariboo acquisition	-	-	(47,426)	-
Gain on acquisition of control of Gibraltar**	-	-	(14,982)	-
Realized gain on sale of inventory***	-	3,768	13,354	-
Inventory write-ups to net realizable value that was sold or processed****	3,266	4,056	-	-
Non-recurring other expenses for Cariboo acquisition	-	394	138	-
Adjusted EBITDA	47,689	70,777	49,923	69,107

** The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the write-up of finished copper concentrate inventory for Taseko's 87.5% share to its fair value at March 25, 2024.

*** Cost of sales for the nine months ended September 30, 2024 included $17.1 million in write-ups to net realizable value for concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) that were subsequently sold. The realized portion of the gains recorded in the first quarter for GAAP purposes was $13.4 million and for the second quarter were $3.8 million and have been included in Adjusted net income in the period they were sold.

**** Write-ups to net realizable value for inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) totaled $9.2 million. The inventory write-ups in the first quarter for GAAP purposes have been included in Adjusted net income in the period they were sold or processed. Cost of sales for the nine months ended September 30, 2024 included $7.3 million in inventory write-ups that were subsequently sold or processed in the second and third quarters.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands)	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Net income (loss)	871	9,991	33,788	(2,275)
Add:
Depletion and amortization	15,993	15,594	12,027	10,147
Finance expense	14,285	13,468	12,309	10,135
Finance income	(322)	(757)	(921)	(700)
Income tax expense	12,041	678	20,219	1,222
Unrealized foreign exchange loss (gain)	14,582	(10,966)	(950)	(5,279)
Unrealized loss (gain) on derivatives	4,518	(6,470)	2,190	20,137
Amortization of share-based compensation expense	727	417	3,609	1,794
Gain on Cariboo acquisition	-	-	(46,212)	-
Non-recurring other expenses for Cariboo acquisition	-	263	-	-
Adjusted EBITDA	62,695	22,218	36,059	35,181

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to assist in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2024	2023	2024	2023
Earnings from mining operations	26,686	49,452	96,053	90,634
Add:
Depletion and amortization	20,466	15,993	49,211	43,614
Realized gain on sale of inventory	-	-	17,122	-
Inventory write-ups to net realizable value that was sold or processed	3,266	-	7,322	-
Other operating costs	4,098	-	14,533	-
Earnings from mining operations before depletion, amortization and non-recurring items	54,516	65,445	184,241	134,248

During the nine months ended September 30, 2024, the realized gain on sale of inventory and inventory write-ups to net realizable value that was sold or processed, relates to inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) that was written-up from book value to net realizable value and subsequently sold or processed.

TASEKO MINES LIMITED Management's Discussion and Analysis

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2024 Q3	2024 Q2	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]
Site operating costs (included in cost of sales) - Taseko share	107,712	79,804	79,678	64,845	87,148
Site operating costs - 100% basis	107,712	79,804	90,040	74,109	99,598
Tons milled (thousands)	7,572	5,728	7,677	7,626	8,041
Site operating costs per ton milled	$14.23	$13.93	$11.73	$9.72	$12.39

1 Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's Gibraltar ownership from 87.5% to 100%.

Technical Information

The technical information contained in this MD&A related to the Florence Copper Project is based upon the report entitled: "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued March 30, 2023 with an effective date of March 15, 2023 which is available on SEDAR+. The Florence Copper Project Technical Report was prepared under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is Vice President Engineering, and Robert Rotzinger is Vice President Capital Projects. All three are Qualified Persons as defined by NI 43-101.